                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                          CONTINENTAL MATERIALS CORPORATION

                                   (Name of issuer)


                    COMMON STOCK, $.50 PAR VALUE & $.10 PAR VALUE

                            (Title of class of securities)

             211615-20-8 ($.50 Par Value) & 211615-10-9 ($.10 Par Value)

                                    (CUSIP number)

                                   James G. Gidwitz
                          Continental Materials Corporation
                                 225 W. Wacker Drive
                                      Suite 1800
                                  Chicago, IL 60606
                                    (312) 541-7218

(Name, address and telephone number of person authorized to receive notices and communications)


                                  November 12, 1996

               (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7):

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

-------------------------                                  --------------------
            211615-20-8                  13D                Page 2 of 18 Pages
CUSIP No.   211615-10-9
          -------------                                    --------------------
-------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CMC Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     BK, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
 NUMBER OF
                    0
  SHARES       -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    363,563
 OWNED BY      -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
   EACH
                    0
 REPORTING     -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
PERSON WITH
                    363,563
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     363,563
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

-------------------------                                  --------------------
            211615-20-8                  13D                Page 3 of 18 Pages
CUSIP No.   211615-10-9
          -------------                                    --------------------
-------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     L.O.M. Holdings, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     BK, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                         / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
 NUMBER OF
                    0
  SHARES       -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    23,324
 OWNED BY      -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
   EACH
                    0
 REPORTING     -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
PERSON WITH
                    23,324
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,324
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1 %
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

-------------------------                                  --------------------
            211615-20-8                  13D                Page 4 of 18 Pages
CUSIP No.   211615-10-9
          -------------                                    --------------------
-------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James G. Gidwitz
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     BK, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
 NUMBER OF
                    386,887
  SHARES       -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
 OWNED BY      -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
   EACH
                    386,887
 REPORTING     -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
PERSON WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     386,887
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.1 %
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

-------------------------                                  --------------------
            211615-20-8                  13D                Page 5 of 18 Pages
CUSIP No.   211615-10-9
          -------------                                    --------------------
-------------------------


Item 1.   SECURITY AND ISSUER.

          (a) Title of class of securities: Common Stock, $.50 par value & Common Stock, $.10 par value.

          (b)  Issuer: CONTINENTAL MATERIALS CORPORATION
                       225 West Wacker Drive, Suite 1800
                       Chicago, Illinois 60606.

Item 2.   IDENTITY AND BACKGROUND.

(a)-(c) and (f)



          Name                     Business Address         Principal occupation     Citizenship
          ----                     ----------------         --------------------     -----------

A.   CMC Partnership          225 West Wacker Drive         Investment               Illinois general
                              Suite 1800                    Partnership              partnership
                              Chicago, Illinois 60606

B.   L.O.M. Holdings,         225 West Wacker Drive         Holding Company for      Illinois
     Inc.                     Suite 1800                    Travel Agencies          corporation
                              Chicago, Illinois 60606

C.   James G. Gidwitz         Continental Materials         Chairman of the          United States of
                              Corporation                   Board, Chief             America
                              225 West Wacker Drive         Executive Officer and
                              Suite 1800                    Director of
                              Chicago, Illinois 60606       Continental Materials
                                                            Corporation



         Schedule A-1 hereto, which is incorporated herein by reference, sets forth information in response to this item regarding each partner of CMC Partnership (the "Partnership") and each executive officer and director of L.O.M. Holdings, Inc..

(d)-(e) None of the persons listed above in Item 2 has, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

-------------------------                                 --------------------
            211615-20-8                13D                 Page 6 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
-------------------------


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is expected that the funds to be used in acquiring the shares will consist of personal funds and funds borrowed from one or more financing sources. The sources and amounts involved have not been determined.

Item 4.  PURPOSE OF TRANSACTION.

         James G. Gidwitz ("JGG") has decided to pursue a "going private" transaction (the "Transaction") involving Continental Materials Corporation (the "Company"), as described in a proposal letter dated November 13, 1996 submitted by JGG to the Company, a copy of which is included as Exhibit 2 hereto (the "Proposal Letter"). JGG expects to offer to certain members of the Gidwitz family (the "Family") the opportunity to participate with him in such transaction. In connection therewith, the Partnership and L.O.M. Holdings, Inc., who in the aggregate own approximately 35% of the Company's common stock, $.50 par value and $.10 par value (collectively, the "Common Stock") have decided that they will vote their shares in favor of any transaction proposed by members of the Family, approved by the Board of Directors of the Company or any special committee of such Board, and having financial terms no less favorable to the holders of the Company's Common Stock than the offer described in the Proposal Letter. The Partnership and L.O.M. Holdings, Inc. also decided to vote against any other transaction.

         Accordingly, JGG has, on behalf of himself and the other members of the Family who will ultimately conclude to participate in the transaction (the "Participating Family Members"), submitted the following offer to the Board of Directors of the Company:

         - The Participating Family Members will seek to acquire 100% of the Company's Common Stock not owned by the Participating Family Members for $21 per share in cash, assuming that all outstanding options are exercised prior to such acquisition. It is expected that such acquisition will include a merger of Newco (a company to be formed by the Participating Family Members) with and into the Company.

         - The Transaction will be subject to various closing conditions, including, among other things, the following:

                   - The negotiation and approval by a Special Committee of the Board comprised of disinterested directors, and ultimately the full Board, of a definitive written acquisition agreement.

                   - The execution of such definitive written agreement and the satisfaction or waiver of the agreed upon closing conditions, including a financing condition, for both acquisition funding and working capital.

-------------------------                                 --------------------
            211615-20-8                  13D               Page 7 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
-------------------------


         It is expected that consumation of the Transaction will result in one or more of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, including as follows:

         (i) The Transaction is expected to result in having certain of the Participating Family designees ultimately elected to the Company's Board of Directors in place of, or in addition to, some, or all of the Company's present Directors.

        (ii) In connection with the Transaction, the economic feasibility of the payment of dividends on the Company's common voting shares will be evaluated.

       (iii) The Transaction is expected to result in changes in the Company's charter and by-laws, including to declassify the Company's Board of Directors.

        (iv) Consumation of the Transaction is expected to result in the delisting of the Company's shares from a national securities exchange or cessation of the authorization of the Company's shares to be quoted in an inter-dealer quotation system of a registered national securities association.

         (v) Consumation of the Transaction is expected to result in a class of the equity securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Information concerning the number of shares of the Company's Common Stock beneficially owned by the reporting persons is contained in the respective cover pages of this Schedule 13D for each person and all of such information is incorporated herein by reference. Additional information is furnished below.

         The Partnership is an Illinois general partnership which was formed by members of the Family to hold shares of the Company's Common Stock beneficially owned by various members of the Family and trusts established for their benefit. The Partnership is the record owner of 363,563 shares of the Company's Common Stock.

         Gerald Gidwitz, Ronald J. Gidwitz, James G. Gidwitz and Ralph W. Gidwitz are managing general partners of the Partnership and, as such, share voting and investment power over 363,563 shares of the Company's Common Stock held by the Partnership.

         As general partners of the Partnership (but not managing partners) Nancy Gidwitz, Peter E. Gidwitz, Thomas R. Gidwitz, Linda B. Karamitis, Teri L. Gidwitz, The AKG Collateral Trust, The AKG Family Trust, The JLG Foundation, The Thomas R. Gidwitz Irrevocable Trust, The Betsy R. Gidwitz Irrevocable Trust, The GG Irrevocable Trust, The Jane B. Gidwitz Revocable Trust, The Trusts U/W/O Emily K. Gidwitz, Trusts R6701, R6702, Trusts J1, J2, J3, J4, J5, J6, Trusts A6701, A6702, A6703, Aries Associates and ARB Associates

-------------------------                                 --------------------
            211615-20-8                  13D               Page 8 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
-------------------------


may also be deemed to share voting and investment power over the 363,563 shares of the Company's Common Stock held by the Partnership.

         James G. Gidwitz, Jane B. Gidwitz, Gerald Gidwitz, Ronald J. Gidwitz, Dr. Betsy R. Gidwitz, Alan K. Gidwitz and Thomas R. Gidwitz also act as trustees of various trusts established for the benefit of members of the Family, which trusts are general partners of the Partnership and thus these individuals may also be deemed beneficial owners of the 363,563 shares of the Company's Common Stock owned by the Partnership.

         James G. Gidwitz, Ronald J. Gidwitz, Ralph W. Gidwitz and Melvin Pollack share voting and investment power over 23,324 shares of the Company's Common Stock owned by L.O.M. Holdings, Inc., a company owned by members of the Family which, through subsidiaries, is engaged in the travel agency business.

         James G. Gidwitz, Joseph J. Sum and Mark S. Nichter share voting and investment power over 58,608 shares of the Company's Common Stock owned by the Continental Materials Corporation Employee Profit Sharing Retirement Plan as to which they serve as trustees.

         Si Richard Wynn is a trustee of the following trusts which were established for the benefit of various Family members and which trusts are general partners of the Partnership: the AKG Collateral Trust, the AKG Family Trust, Trusts R6701, R6702, Trusts J1, J2, J3, J4, J5, J6, Trusts A6701, A6702, A6703. Mr. Wynn may be deemed to share voting and investment power over the 363,563 shares of the Company's Common Stock held by the Partnership by virtue of his acting as a trustee of trusts which are general partners of the Partnership.

         Melvin Pollack is a trustee of the following trusts which were established for the benefit of various Family members and which trusts are general partners of the Partnership: Trusts R6701, R6702 and Trusts A6701, A6702, A6703. Mr. Pollack may be deemed to share voting and investment power over the 363,563 shares of the Company's Common Stock held by the Partnership by virtue of his acting as a trustee of trusts which are general partners of the Partnership. Mr. Pollack is also the President of L.O.M. Holdings, Inc. and shares voting and investment power over 23,324 shares of the Company's Common Stock owned by L.O.M. Holdings, Inc.

         Richard Horwood is a trustee of The BRG Irrevocable Trust and The GG Irrevocable Trust which were established for the benefit of various Family members and which trusts are general partners of the Partnership. Mr. Horwood may be deemed to share voting and investment power over the 363,563 shares of the Company's Common Stock held by the Partnership by virtue of his acting as a trustee of trusts which are general partners of the Partnership.

         As of November 12, 1996, the Company had an aggregate of 1,103,211 shares of Common Stock outstanding, and the reporting persons beneficially owned in the aggregate 393,049 shares of the Company's Common Stock. The 393,049 shares beneficially owned by the reporting persons constitute approximately 35% of the outstanding shares of the Company's Common Stock.

-------------------------                                 --------------------
            211615-20-8                  13D               Page 9 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
-------------------------


Item 6.  Contracts, Arrangements, Understandings or
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Jane B. Gidwitz is the wife of Gerald Gidwitz. Peter E. Gidwitz, Thomas R. Gidwitz, Ronald J. Gidwitz, Nancy R. Gidwitz and James G. Gidwitz are the children of Jane and Gerald Gidwitz.

         Alan K. Gidwitz, Ralph W. Gidwitz and Dr. Betsy R. Gidwitz are the children of Joseph and Emily Gidwitz, both of whom are deceased.

         Teri L. Gidwitz and Linda B. Karamitis are the children of Ralph W. Gidwitz.

         The information with respect to the understandings among the persons named in Item 2 with respect to the shares of Common Stock of the Company has been provided in Item 4 and all of such information is incorporated herein by reference.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number     Description
--------------     -----------

    1 Power of Attorney/Joint Filing Agreement dated as of November 12, 1996 by and among James G. Gidwitz and every other signatory thereto relating to the joint filing of this
                   Schedule 13D.

    2              Proposal Letter dated November 13, 1996 from James G.
                   Gidwitz to the Board of Directors of the Company.

-------------------------                                 --------------------
            211615-20-8                  13D               Page 10 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
-------------------------


                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Date:  November 19, 1996


                             CMC PARTNERSHIP


                             By:    /s/ James G. Gidwitz
                                  -------------------------------
                                  James G. Gidwitz
                                  ATTORNEY-IN-FACT

-------------------------                                 --------------------
            211615-20-8                  13D               Page 11 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
-------------------------


                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Date:  November 19, 1996



                             L.O.M. HOLDINGS, INC.


                             By:     /s/ James G. Gidwitz
                                  -------------------------------
                                  James G. Gidwitz
                                  ATTORNEY-IN-FACT

-------------------------                                 --------------------
            211615-20-8                  13D               Page 12 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
-------------------------


                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Date:  November 19, 1996


                             JAMES G. GIDWITZ


                             By:    /s/ James G. Gidwitz
                                  -------------------------------
                                  James G. Gidwitz

-------------------------                                 --------------------
            211615-20-8                  13D               Page 13 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
-------------------------

                                     Schedule A-1

I.  Partners of CMC Partnership


                                             Principal
            Name         Business Address     occupation          Citizenship
            ----         ----------------     ----------          -----------

 A.   Gerald S.        c/o Continental       Retired               United
      Gidwitz          Materials                                   States of
                       Corporation                                 America
                       225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606


 B.   James G.         Continental           Chairman of the       United
      Gidwitz          Materials             Board, Chief          States of
                       Corporation           Executive             America
                       225 West Wacker       Officer and
                       Drive                 Director of
                       Suite 1800            Continental
                       Chicago, Illinois     Materials
                       60606                 Corporation



 C.   Ronald J.        Helene Curtis         President and         United
      Gidwitz          Industries, Inc.      Chief Executive       States of
                       325 North Wells       Officer -             America
                       Street,               Helene Curtis
                       Chicago, Illinois     Industries,
                       60610                 Inc.

                                             Director -
                                             Continental
                                             Materials
                                             Corporation


 D.   Ralph W.         RKG Corporation       President,            United
      Gidwitz          225 West Wacker       Chief Executive       States of
                       Drive                 Officer and           America
                       Suite 1800            Director of RKG
                       Chicago, Illinois     Corporation
                       60606
                                             Director -
                                             Continental
                                             Materials
                                             Corporation

-------------------------                                 --------------------
            211615-20-8                  13D               Page 14 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
-------------------------


                                             Principal
            Name         Business Address     occupation          Citizenship
            ----         ----------------     ----------          -----------

 E.   Peter E.         c/o Burnham           Director,             United
      Gidwitz          Development Company,  Burnham               States of
                       225 West Wacker       Development           America
                       Drive                 Company
                       Suite 1800
                       Chicago, Illinois
                       60606


 F.   Nancy Gidwitz    c/o Continental       Public                United
                       Materials             Relations             States of
                       Corporation           Executive,            America
                       225 West Wacker       Lesnik Public
                       Drive                 Relations,
                       Suite 1800            455 North City
                       Chicago, Illinois     Front Plaza,
                       60606                 15th Floor,
                                             Chicago,
                                             Illinois 60611


 G.   Thomas R.        c/o Continental       Writer                United
      Gidwitz          Materials                                   States of
                       Corporation                                 America
                       225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606


 H.   Linda B.         c/o Continental       Not working           United
      Karamitis        Materials                                   States of
                       Corporation                                 America
                       225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606


 I.   Teri L. Gidwitz  c/o Continental       Marketing             United
                       Materials             Director for          States of
                       Corporation           Radio Station         America
                       225 West Wacker       Windy City
                       Drive                 Broadcasting,
                       Suite 1800            Inc.,
                       Chicago, Illinois     4949 West
                       60606                 Belmont Avenue,
                                             Chicago,
                                             Illinois 60641

-------------------------                                 --------------------
            211615-20-8                  13D               Page 15 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
-------------------------


                                             Principal
            Name         Business Address     occupation          Citizenship
            ----         ----------------     ----------          -----------

 J.   AKG Collateral   c/o Continental       Not applicable        Illinois
      Trust U/A dated  Materials
      6/28/88          Corporation
                       225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606


 K.   AKG Family       c/o Continental       Not applicable        Illinois
      Trust U/A dated  Materials
      6/28/88          Corporation
                       225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606


 L.   JLG Foundation   c/o Continental       Not applicable        Illinois
                       Materials
                       Corporation
                       225 West Wacler
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606

 M.   Thomas R.        c/o Continental       Not applicable        Illinois
      Gidwitz          Materials
      Irrevocable      Corporation
      Trust U/A dated  225 West Wacker
      1/1/89           Drive,
                       Suite 1800
                       Chicago, Illinois
                       60606

 N.   Betsy R.         c/o Continental       Not applicable        Illinois
      Gidwitz          Materials
      Irrevocable      Corporation
      Trust U/A dated  225 West Wacker
      9/15/90          Drive
                       Suite 1800
                       Chicago, Illinois
                       60606

 O.   GG Irrevocable   c/o Continental       Not applicable        Illinois
      Trust U/A dated  Materials
      3/12/93          Corporation
                       225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606

-------------------------                                 --------------------
            211615-20-8                  13D               Page 16 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
-------------------------


                                             Principal
            Name         Business Address     occupation          Citizenship
            ----         ----------------     ----------          -----------


 P.   Jane B. Gidwitz  c/o Continental       Not applicable        Illinois
      Revocable Trust  Materials
      U/A dated        Corporation
      12/15/78         225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606


 Q.   Trusts U/W/O     c/o Continental       Not applicable        Illinois
      Emily K.         Materials
      Gidwitz dated    Corporation
      1/10/80          225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606

 R.   Trusts R6701,    c/o Continental       Not applicable        Illinois
      6702             Materials
                       Corporation
                       225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606

 S.   Trusts J1, J2,   c/o Continental       Not applicable        Illinois
      J3, J4, J5 and   Materials
      J6               Corporation
                       225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606

 T.   Trusts A6701,    c/o Continental       Not applicable        Illinois
      A6702, A6703     Materials
                       Corporation
                       225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606

-------------------------                                 --------------------
            211615-20-8                  13D               Page 17 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
-------------------------


                                             Principal
            Name         Business Address     occupation          Citizenship
            ----         ----------------     ----------          -----------


 U.   Aries            c/o Continental       Not applicable        Illinois
      Associates       Materials
                       Corporation
                       225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606



                GENERAL PARTNERS OF ARIES ASSOCIATES

                RONALD J. GIDWITZ - See Item I.A.

                JAMES G. GIDWITZ  - See Item I.B.

                PETER E. GIDWITZ  - See Item I.E.

                NANCY GIDWITZ  - See Item I.F.

                THOMAS R. GIDWITZ - See Item I.G.

 V.   ARB Associates   c/o Continental       Not applicable        Illinois
                       Materials                                   general
                       Corporation                                 partnership
                       225 West Wacker
                       Drive
                       Suite 1800
                       Chicago, Illinois
                       60606


              GENERAL PARTNERS OF ARB ASSOCIATES

              ALAN K. GIDWITZ  -  c/o Continental Materials Corporation
                                  225 West Wacker Drive, Suite 1800
                                  Chicago, Illinois 60606

                           Occupation - Enterpreneur

                           Citizenship - United States of America

              RALPH W. GIDWITZ  -  See Item I.D.

              BETSY R. GIDWITZ IRREVOCABLE TRUST U/A DATED 9/15/90
              - See Item I.N.

-------------------------                                 --------------------
            211615-20-8                  13D               Page 18 of 18 Pages
CUSIP No.   211615-10-9
         -------------                                    --------------------
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II.   EXECUTIVE OFFICERS OF L.O.M. HOLDINGS, INC.

      MELVIN POLLACK, President - c/o L.O.M. Holdings, Inc.
                                      225 West Wacker Drive
                                      Suite 1800, Chicago
                                      Illinois 60606

                   Citizenship - United States of America

      JAMES G. GIDWITZ, Vice President - See Item I.B.

III.   DIRECTORS OF L.O.M. HOLDINGS, INC.

      RONALD J. GIDWITZ, see Item I.C.

      RALPH W. GIDWITZ, see Item I.D.

      JAMES G. GIDWITZ, see Item I.B.